Exhibit 99.1

1441 Creekside Dr, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CRME TSX: COM

CORREVIO PHARMA CORP Completes STRATEGIC TRANSACTION WITH CIPHER PHARMACEUTICALS

Cardiome Pharma Corp. Becomes Correvio Pharma Corp., Closes on $25.5 million (CAD) in Non-Dilutive Capital

Vancouver, Canada, May 15, 2018 – Correvio Pharma Corp. (“Correvio”), formerly Cardiome Pharma Corp. (“Cardiome”) (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it has completed its previously announced strategic transaction with Cipher Pharmaceuticals Inc. (“Cipher”) (TSX: CPH) whereby Cipher has acquired Correvio’s Canadian business portfolio, including the Canadian rights to Brinavess®, Aggrastat®, Xydalba™ and Trevyent®, effective today.

Cardiome has undergone a corporate restructuring by way of a statutory plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, all of the outstanding common shares of Cardiome have been assigned and transferred to Cardiome’s newly created wholly-owned subsidiary, Correvio Pharma Corp., in exchange for common shares of Correvio. Each former shareholder of Cardiome now holds the same pro rata interest in Correvio as it held in Cardiome immediately prior to completion of the Arrangement. Correvio has acquired and will hold all of Cardiome’s pre-transaction assets, other than the Canadian business portfolio acquired by Cipher under the Arrangement. Cipher has acquired all of the outstanding common shares of Cardiome, which holds only the transferred Canadian business.

Strategic & Financial Benefits of the Transaction for Correvio Shareholders

•	Provides important upfront and non-dilutive consideration of $25.5 million CAD;

•	Reduces cash burn;

•	Establishes a long-term collaboration with a top-tier Canadian pharmaceutical company that is expected to result in additional product licenses between the two companies;

•	Enables Correvio to focus internal resources on its rapidly growing European direct sales business and rest of world commercial initiatives; and

•	Provides added financial flexibility to execute new strategic transactions and/or add new Europe-focused growth products.

William Hunter, MD, Chief Executive Officer and President of Correvio, stated, “The completion of this strategic transaction with Cipher marks a significant step forward for Correvio and for our shareholders. We are eager to advance our rapidly growing European and rest of world, cardiovascular and anti-biotic commercial initiatives. This transaction is important because it secured important non-dilutive capital, while reducing our cash burn, and provides us with the financial flexibility to execute on potential future business development transactions. We are confident that this new strategic path leaves us well positioned for long-term growth.”

The Arrangement was approved by the former Cardiome shareholders at a special meeting which took place on May 9, 2018. All of the directors and senior officers of former Cardiome entered into voting and support agreements pursuant to which they voted in favor of the Arrangement. In addition to the approvals from Cardiome’s Board, management and shareholders, the Supreme Court of British Columbia, along with the TSX, have also approved the Arrangement.

Correvio Pharma Corp. will continue to trade under the ticker symbols “CRME” (NASDAQ) and “COM” (TSX) until the TSX finalizes our transition and publishes a bulletin announcing commencement of trading under our new ticker symbol “CORV”, which we anticipate will occur in two to three trading days following closing. We will commence trading under “CORV” on Nasdaq at the same time.

Complete details of the terms and conditions of the arrangement are set out in the definitive Arrangement agreement, which was publicly filed by each of Cipher and Cardiome under their respective profiles on SEDAR at www.sedar.com and, in the case of Cardiome, on EDGAR at www.sec.gov.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world’s leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (“forward-looking statements”) that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements in this press release include, without limitation, statements relating to: expectations regarding the impact of this transaction on Correvio’s financial and operating results, strategy and business; the intention of Correvio to bring additional products into its portfolio; regulatory approvals of products and the anticipated timing thereof; the anticipated timing of the commencement of trading on the TSX and Nasdaq under our new ticker symbol “CORV”; and strategic and financial benefits of the Arrangement. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Correvio is provided in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date of this press release and are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio, the Correvio logo, Cardiome® and the Cardiome Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed and used under license.

DALVANCE® is a trademark of Allergan Pharmaceuticals International Limited.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz

CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@cardiome.com

Argot Partners

Michelle Carroll

212.600.1902

michelle@argotpartners.com

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